UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 15 April 2026, London UK

GSK completes acquisition of 35Pharma Inc.

GSK plc (LSE/NYSE: GSK) today announced the completion of its acquisition of 35Pharma Inc., a Canada-based, private, clinical-stage biopharmaceutical company specialising in the development of novel protein-based therapeutics. The acquisition includes HS235, a potential best-in-class molecule for the treatment of pulmonary hypertension (PH). HS235 targets the activin receptor signalling pathway, a clinically validated therapeutic target in PH. The global market for PH therapies is forecast to reach $18 billion by 2032, with activin signalling inhibitors expected to account for 50% of this.1

HS235 is designed with enhanced selectivity providing the potential to lower the risk of bleeding, pericardial effusion and dose-limiting increases in haemoglobin, addressing key limitations in current pulmonary arterial hypertension (PAH) treatment. The underlying mechanism of HS235 also offers the potential for broad metabolic benefits, as observed in early clinical studies, including fat-selective weight loss, preservation of lean mass, and improved insulin sensitivity. If confirmed in future clinical trials, this could bring additional clinical and commercial value given the high prevalence of obesity and insulin resistance in the broader PH population.

Kaivan Khavandi, SVP, R&D Head Respiratory, Immunology & Inflammation (RI&I), and Head of Translational & Development Sciences, GSK, said: "HS235 is an important addition to our RI&I pipeline, which continues to expand across inflammatory and fibrotic drivers underlying multiple chronic diseases. With approximately 82 million patients currently living with PH in its various forms, high burden of morbidity associated with the disease and poor associated prognosis, with low five-year survival rates, we are committed to advancing this novel, differentiated option to expand the limited treatments currently available."

HS235 complements GSK's current RI&I portfolio, adding to a pipeline already targeting the inflammatory and fibrotic drivers of chronic disease. It also builds on a growing set of mechanisms that can expand across the metabolic and vascular components of lung, liver and kidney disease. Proof-of-concept trials are expected to start imminently in two forms of PH: PAH and pulmonary hypertension due to heart failure with preserved ejection fraction (PH-HFpEF).

Financial considerations
Under the terms of the agreement, GSK has acquired 100% of the equity of 35Pharma Inc. for $950 million.

About pulmonary hypertension (PH)
Pulmonary hypertension (PH) is a progressive, life-shortening disease marked by high blood pressure in the lungs. There are different types of PH such as pulmonary arterial hypertension (PAH) and PH due to heart failure with preserved ejection fraction (PH-HFpEF). PH affects approximately 82 million people worldwide across multiple disease forms, yet treatment options remain limited and the five-year survival rate is only around 50%.2.3 PH is managed by a concentrated base of pulmonologists and cardiologists, with patients often treated at PH centres.

About HS235
HS235 targets the activin receptor signalling pathway, a clinically validated therapeutic target in PH. HS235 is designed with enhanced selectivity, reducing binding to BMP9 and BMP10 - ligands associated with adverse events such as bleeding and telangiectasia (broken blood vessels). By potentially lowering the risk of bleeding, HS235 may address a key limitation in current PH treatment, particularly as a significant proportion of patients require concomitant anticoagulant or antiplatelet therapy.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Sydney Dodson-Nease	+1 215 370 4680	(Philadelphia)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1. Evaluate Pharma consensus estimate; accessed Feb 2026.
2. Humbert, M. et al. (2022) 2022 ESC/ERS Guidelines for the diagnosis and treatment of pulmonary hypertension, European Heart Journal, 43(38), pp. 3618-3731. doi:10.1093/eurheartj/ehac237.
3. Caravita S, Faini A, D'Araujo SC, et al. Clinical phenotypes and outcomes of pulmonary hypertension due to left heart disease: Role of the pre-capillary component. PLOS ONE. 2018;13(6):e0199164. doi:10.1371/journal.pone.0199164.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 15, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc